AMBER OPTOELECTRONICS INC.

2283 Argentia Road, Unit 10, Box 8,

Mississauga ON L5N 5Z2, Canada

Tel. 905 824 5306                                                                                                    Fax. 905.369.0149

January 30, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Attention:

Mr. Larry Spirgel

Assistant Director

Re:

Amber Optoelectronics, Inc.

Amendment No. 12 to Form S-1A

Filed January 30, 2009

File No. 333-147225

Dear Mr. Larry Spirgel:

Please find enclosed our comments to your letter dated January 12, 2009, in reference to our Form S-1.

I consent to the use in this Registration Statement of Amber Optoelectronics Inc. on Form S-1 of your requirements dated January 12, 2009, which is a part of this Registration Statement.

Sincerely,

      /S/

John Campana

President

cc: Richard S. Lane, Esq.

Via Facsimile: (212} 737-3259

SEC Comments    Issued in response to Amendment 11 and re-submitted to assist for # 12

General

1.   The Legal Analysis inserted  as Exhibit 5.2

2.

The following inserted under Selling Security Holders, Page 7

The selling shareholders may elect to sell their shares at a price ranging between $0.05 to $0.20 per share until the shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

3. Risk Factors page 4   The following inserted: Page 4

Fulfillment of customer purchase orders is significantly affected by current economic conditions.

Our company supplies many manufacturers of display products for the consumer marketplace. The demand for those products will increase or decrease according to available consumer disposable income. The unprecedented worldwide economic situation has significantly slowed consumer demand resulting in a substantial inventory of retail product in the marketplace. This situation has triggered a great many cancellations of our in-process purchase orders and has also stalled any contemplated future inventory purchases. It is not expected that this situation will improve in the short term.

Our client base has been greatly affected by the current economic situation resulting in a significant slowing of demand for our products.

Due to the recent downturn in the global economy, many of our customers are experiencing a tightening of available credit by the banking industry regarding inventory purchases. The situation has forced many of our customers to withdraw their intended purchases resulting in the cancellation of many of our in-process purchase orders.

4. Recent Sale of Unregistered Securities, Page 24.    The following inserted

On July 07, 2007  Mr. Jack C. Chen acting as an agent for the Patent Holders, was issued from treasury  9,000,000 Common Shares for the exclusive License Rights on Five Patents. Value placed was $450,000.

On November 26, 2007  Chia Sheng Hsieh was issued from treasury, 750,000 Common Shares for the exclusive License Rights for two patents held. Total value was $180,000.

On February 07, 2008 the three Directors were issued 200,000 Common Shares for services. Value $10,000.

On February 07, 2008 Mr. Lane our Attorney was issued 100,000 Common Shares for services. Value $5,000.

5.  Part 11--- Undertakings    The following inserted  Page 59 Undertakings

      Regarding Regulation S-K 512(a)(1)(iii)

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Regarding Regulation S-K 512(a)(3)

    (3)  To remove from registration by means of a post-effective amendment any of the securities being registered   which remain unsold at the termination of the offering.

     Regarding Regulation S-K 512(a)(5)

          Previous (3) changed to (4)

2007 – 2006   FINANCIALS restated  Page  25

2008 Financials 37   Restated Comment Page 44 # 11

2